787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 5, 2016

VIA EDGAR

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Aberdeen Funds (the “Registrant”)
Registration Statement on Form N-14 filed on July 1, 2016 (the “Registration Statment”)
Securities Act File No. 333-212392

Dear Ms. Dubey:

This letter provides a revised response to a comment on the above-referenced Registration Statement that you provided in a telephone conversation with the undersigned on July 15, 2016.  The comment was previously addressed in a letter to the staff of the Division of Investment Management (the “Staff”) filed on August 1, 2016.

For your convenience, the substance of the comment has been restated below.  The Registrant’s revised response to the comment is set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

Comment:                            In the section of the Combined Proxy Statement/Prospectus entitled “Voting Information — What vote is necessary to approve the Proposal? — Quorum; Adjournment,” please remove the language that permits proxies to adjourn the Meeting if sufficient votes to approve the Proposal are not received, or alternatively set forth the adjournment as a separate proposal on the proxy card. See Exchange Act Rule 14a-4(a)(3), which requires that a form of proxy identify clearly and impartially each separate matter intended to be acted upon.

Response:                             The Registrant has removed the language that permits proxies to adjourn the Meeting if sufficient votes to approve the Proposal are not received and added disclosure stating that the Meeting may be adjourned by the Chairman of the Board or the chairperson of the Meeting or as may otherwise be permitted under the Trust’s by-laws.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Should you have any questions concerning the above, please call the undersigned at (212) 728-8992.

Sincerely,

/s/ Jessica A. Herlihy
Jessica A. Herlihy

cc:                                Lucia Sitar, Esq., Aberdeen Asset Management Inc.
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP